

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Steven Rossi
Chief Executive Officer
Worksport Ltd
7299 East Danbro Crescent
Mississauga, Ontario, Canada L5N 6P8

     **Re: Worksport Ltd**
        **Registration Statement on Form S-3**
        **Filed September 30, 2022**
        **File No. 333-267696**

Dear Steven Rossi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Eranga Dias at 202-551-8107 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing